Exhibit 1

Amendment to Framework Partnership Agreement

This amendment to the Framework Partnership Agreement (the “Agreement”) executed between these same parties on July 19, 2007, and amended on December 19, 2008 and March 4, 2010, is executed on January 9, 2014, by and between:

(a)	Quiñenco S.A. (“Quiñenco”), a company duly incorporated and legally standing pursuant with the laws of the Republic of Chile (“Chile”), represented in this act by its General Manager Mr. Francisco Pérez Mackenna and its representative Martín Rodríguez Guiraldes;

(b)	Citigroup Inc., a company duly incorporated and legally standing pursuant with the laws of the State of Delaware, United States of America (“United States”), represented in this act by its Chief Executive Officer for Latin America, Mr. Francisco Aristeguieta; and

(c)	Citibank Overseas Investment Corporation (“COIC”, and along with Citigroup Inc., jointly defined as “Citigroup”, and Citigroup along with Quiñenco jointly defined as the “Parties”), a company duly incorporated and legally standing pursuant to the Federal Reserve Act of the United States, represented in this act by its Executive Vice Chairman, Mr. William H. Wolf.

This amendment evidences the Parties’ agreement to modify certain clauses of the Agreement, in the manner that shall be detailed below.

The defined terms that are used in this amendment shall have the meanings set forth under paragraph (a) of Clause One of the Agreement.

The amendments shall render their effects as of this same date.

Amendments

First Amendment: Letter (a) of clause Three is replaced in its entirety with the following provision:

Three. Corporate Structure and Steps to be followed to achieve same. (a) Final Corporate Structure. Regardless of the exercise of the Options and notwithstanding the provisions of the Shareholders Agreement, in order to carry out the Partnership, the Parties, through their investment in LQIF, commit to permanently hold directly or indirectly (through SM Chile), as of the first Closing Date and up to the Third Closing date, shares that represent at least 57.13% of the voting rights in Banco de Chile, as of the Third Closing Date, 58.33% of the voting rights in Banco de Chile, and as of January 9, 2014, the Parties commit that LQIF shall permanently hold shares that represent at least 51% of the voting rights in Banco de Chile, for which purpose the Parties commit to conduct themselves within the context of the

Partnership in compliance with said obligation. To achieve the final corporate structure, the Parties shall carry out the Internal Reorganization of Citigroup and the Joint Corporate Reorganization, pursuant to the terms specified below and, additionally, shall acquire shares in SM Chile and/or Banco de Chile that allow LQIF to hold 58.33% of the voting rights in Banco de Chile, by the Third Closing Date at the latest, and, moreover, as of January 9, 2014, the Parties commit that LQIF shall permanently hold, directly or indirectly, shares that represent at least 51% of the voting rights in Banco de Chile.

Second Amendment: Letter (a) of clause Eight is replaced in its entirety, with the following provision:

Eight. Administration of the Chilean Companies of the Partnership.

(a)	General Principle. The general principle that shall be applicable to the administration and operation of the Chilean Companies of the Partnership is that they shall be led by their respective Boards, which shall act in compliance with the highest corporate governance and transparency standards applicable in Chile. In addition to the foregoing, Quiñenco and Citigroup shall seek a direct dialogue, continuous contact and the establishment of a fair process (that is, one that grants equal opportunities, access to information and possibilities of expression) in order to take all decisions related to the operation and administration of the Chilean Companies of the Partnership, provided, however, that: (i) the attributions and independence of the Boards shall be respected at all times; and (ii) in the event that a consensus cannot be reached between Quiñenco and Citigroup, Quiñenco’s position shall prevail, whether such is applied directly or through the corresponding Board, with the exception of Fundamental Strategic Decisions, in which case, at a shareholders and Board level, the approval of Citigroup or its appointed board members shall be required.

Third Amendment: Number (iii) letter (b) of Clause Eight shall be replaced in its entirety with the following provision:

(iii)

Banco de Chile’s Board. Composed of eleven (11) members. The majority of the regular directors shall be appointed by Quiñenco through LQIF and SM Chile, and Citigroup shall have the right to request that LQIF appoint two (2) regular directors of Banco de Chile and, in the event that Citigroup holds 50% of LQIF’s shares, five (5) regular directors, with the exception of those appointed by the minority shareholders, if applicable. In any case, if the minority shareholders appoint one or more regular directors, the number of directors that may be proposed by Citigroup shall be congruently reduced, however Citigroup shall always have the right to (y) one (1) regular director or (z) two (2) substitute directors, in the event Citigroup is not able to appoint a regular member pursuant to this clause. To maximize the number of directors nominated by Citigroup that may be chosen as directors within the context of the preceding sentence, Quiñenco commits that LQIF shall perform the necessary procedures to secure third-party powers of attorney, in order to direct the same, along with the discretional votes that it may receive, to the appointment of the board members nominated by Citigroup. While the appointment of a regular director nominated by Citigroup is pending, the Parties agree that LQIF shall use its best efforts to newly appoint at least seven (7) regular directors (with the understanding that LQIF shall not have the obligation to increase the number of shares that it controls, either directly or indirectly). When at least one person nominated by Citigroup is chosen as a regular director, Quiñenco shall propose that the Chairman of the Board be elected from among the directors that it has nominated, and that the Vice Chairman be a director appointed by Citigroup.

Fourth Amendment: Number (v) of letter (b) of Clause Eight shall be replaced in its entirety with the following provision:

(v)	Board Committees. Quiñenco shall encourage Citigroup’s and Quiñenco’s participation in various Committees of Banco de Chile’s Board. For the avoidance of doubt, that Parties hereby set forth that substitute board members shall always be able to participate in such committees, with a right to speak if all regular directors that comprise the corresponding committee are present, and with a right to speak and vote when they are substituting one of the regular directors.

Fifth Amendment: Number (vii) of letter (b) of Clause Eight shall be replaced in its entirety with the following provision:

(vii)

Substitutes. As of the Third Closing Date, Quiñenco shall propose that both Citigroup and Quiñenco appoint, to the extent allowed by Chilean law, substitute directors for the various Chilean Companies of the Partnership. Unless otherwise provided by the law, the Boards of the Chilean Companies of the Partnership shall be comprised of regular and substitute directors, each Party being entitled to appoint the substitute directors to replace the regular directors appointed by it. In the event the Chairman is absent, he/she shall be substituted by a director appointed by Quiñenco. In the specific case of Banco de Chile, there will only be two (2) substitute directors and Quiñenco shall propose both of them, until Citigroup reaches 50% of LQIF’s shares, from which time Quiñenco shall be entitled to propose the first substitute and Citigroup the second, provided that Citigroup has appointed at least one (1) of the regular directors. If it is not possible to appoint a regular director proposed by Citigroup, then Citigroup shall be entitled to propose both substitutes. The actions of the substitute directors shall be consistent with the general principle that the majority of the directors in the Chilean Companies of the Partnership - other than LQIF - shall be appointed upon Quiñenco’s proposal. If due to an extended impediment or for any cause other than a dilution, this principle cannot be complied with, Quiñenco shall adopt or procure the adoption - as soon as possible - of any measures that are necessary in order to reestablish the aforementioned proportion, including the resignation of regular or substitute directors, the rearrangement of the Boards or even summoning an Extraordinary Shareholders Meeting for the purposes of appointing a new Board that is consistent with the abovementioned general principle. In all, while LQIF cannot appoint at least seven (7) of Banco de Chile’s regular directors, it shall present before Banco de Chile’s Shareholders Meeting, as candidates for the position of substitute directors, individuals proposed by Citigroup.

The Parties acknowledge and agree that, under the law that is currently in force and effect, substitute directors have the same powers as regular directors, except for the fact that they can only exercise their voting rights when replacing a regular director in the respective meeting or Board Committee; likewise, the Parties agree that all provisions of this Agreement pertaining to directors are applicable to both regular directors and substitutes, unless the respective provision sets forth that it applies only to the former or only to the latter.

Sixth Amendment: Number (viii) of letter (b) of Clause Eight shall be replaced in its entirety with the following provision:

(viii) Management Committees. Currently, Banco de Chile has in place a system in which its employees actively and significantly participate in the committees, which report to the General Manager. It is the Parties’ intention that such a system continues to exist. Therefore, the employees appointed by each of the Parties or by the Board, which includes the directors and the Employees Proposed by Citigroup, shall have an active and significant participation in the internal committees which report before the General Manager, in which their participation is a consequence of the functions they perform.

Where applicable, these amendments shall be governed by the provisions of Clause Twelve of the Agreement, which shall preserve its full force and effect in any matters not modified by the amendments set forth herein.

The parties sign these amendments on this date, January 9, 2014.

QUIÑENCO S.A.

/s/ Francisco Pérez Mackenna
By: Francisco Pérez Mackenna

/s/ Martín Rodríguez Guiraldes
By: Martín Rodríguez Guiraldes

CITIGROUP INC.

/s/ Francisco Aristeguieta
By: Francisco Aristeguieta

CITIBANK OVERSEAS INVESTMENT CORPORATION

/s/ William H. Wolf
By: William H. Wolf